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SEC

17016721

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

MAR 06 2017

Washington DC
416

SEC FILE NUMBER
8-045463

8-45463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ValMark Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 SPRINGSIDE DRIVE, SUITE 300
(No. and Street)

AKRON	OHIO	44333
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELIZABETH E. KOZENKO (330) 576-1234
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE STEPHENS LOVELACE, P.A.
(Name – *if individual, state last, first, middle name*)

255 S. ORANGE AVENUE, SUITE 600	ORLANDO	FL	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ELIZABETH E. KOZENKO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VALMARK SECURITIES, INC., as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Elizabeth E. Kozenko
Signature

SECRETARY, VP ACCOUNTING & FINANCE
Title

Pamela D. Barbieri
Notary Public

PAMELA D. BARBIERI
Notary Public - State of Ohio
My Commission Expires July 27, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ValMark Securities, Inc.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Year Ended December 31, 2016

CONTENTS


MSL

MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
ValMark Securities, Inc.
Akron, Ohio

We have audited the accompanying financial statements of ValMark Securities, Inc. (the "Company"), which comprise the statement of financial condition of as of December 31, 2016, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ValMark Securities, Inc. as of December 31, 2016, and the results of its operations, changes in shareholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

To the Board of Directors of
ValMark Securities, Inc.

The information contained in the accompanying supplemental information on Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities and Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Moore Stephens Lovelace, P.A.

MOORE STEPHENS LOVELACE, P.A.
Certified Public Accountants

Orlando, Florida
February 27, 2017

ValMark Securities, Inc.

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS		
Cash and cash equivalents		$ 2,123,772
Deposits at clearing brokers		158,799
Commissions receivable		3,136,294
Due from affiliates		182,189
Other receivables and prepaid expenses		100,012
Investment in affiliates		2,550
	TOTAL ASSETS	$ 5,703,616
LIABILITIES		
Commissions payable		$ 3,475,832
Due to affiliates		117,707
Other		223,023
	TOTAL LIABILITIES	3,816,562
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDER'S EQUITY		
Common stock - $1 par value; 750 shares authorized; 100 shares issued and outstanding		100
Paid-in capital		47,424
Retained earnings		1,839,530
	TOTAL SHAREHOLDER'S EQUITY	1,887,054
	TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 5,703,616

The accompanying notes are an integral part of these financial statements.

ValMark Securities, Inc.

STATEMENT OF OPERATIONS

Year Ended December 31, 2016

REVENUES		
Commissions		$ 37,813,075
Trail Commissions		21,359,725
Other		1,496,801
	TOTAL REVENUES	60,669,601
COMMISSIONS AND OTHER CLEARING BROKER EXPENSES		50,870,931
		9,798,670
OPERATING EXPENSES		9,075,134
	INCOME BEFORE INCOME TAX EXPENSE	723,536
INCOME TAX EXPENSE		246,002
	NET INCOME	$ 477,534

The accompanying notes are an integral part of these financial statements.

ValMark Securities, Inc.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

Year Ended December 31, 2016

	Common Stock		Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
BEGINNING BALANCE - JANUARY 1, 2016	100	$ 100	$ 47,424	$ 1,361,996	$ 1,409,520
NET INCOME	-	-	-	477,534	477,534
ENDING BALANCE - DECEMBER 31, 2016	100	$ 100	$ 47,424	$ 1,839,530	$ 1,887,054

The accompanying notes are an integral part of these financial statements.

ValMark Securities, Inc.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 477,534
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities:	
Deposits with clearing brokers	683
Commissions receivable	(1,960,876)
Other receivables and prepaid expenses	(67,326)
Commissions payable	2,452,984
Other liabilities	89,825
Due from/to affiliates, net	(281,694)
NET CASH PROVIDED BY OPERATING ACTIVITIES	711,130
NET INCREASE IN CASH AND CASH EQUIVALENTS	711,130
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	1,412,642
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 2,123,772

The accompanying notes are an integral part of these financial statements.

VALMARK SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2016

A. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of ValMark Securities, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Business Description

The Company is a wholly-owned subsidiary, via a pass-through entity (ValMark Investments, LLC), of Executive Insurance Agency, Inc. ("EIA"), which is a wholly-owned subsidiary of ValMark Financial Group, LLC ("VFG"). Prior to June 2016 VFG was known as ValMark Insurance Agency, LLC. The Company derives commission income by representing insurance carriers and their representatives who sell variable insurance and annuity contracts, settlement of fixed and variable life insurance contracts to third parties, and by introducing customers to stock and mutual fund brokerage firms who clear trading transactions. Customers remit funds directly to the insurance carriers and brokers, and no funds or securities are held by the Company. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Significant estimates by management include, among others, the allocation of operating expenses from VFG and the determination of the amounts to accrue with respect to certain legal contingencies, the ultimate outcome of which cannot be determined until such litigation has concluded. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

The Company considers financial instruments with original maturities of less than 90 days to be cash equivalents.

A. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Commissions Receivable and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms, requiring payment within 30 days from the trade date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old. Collections of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest, unpaid invoices.

Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility and determines amounts of any uncollectible receivables to be charged off. In the opinion of management, at December 31, 2016, all commissions were considered collectible and no allowance was necessary.

Fair Value of Financial Instruments

The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments:

Cash and cash equivalents - The carrying amounts reported in the statement of financial condition for cash equivalents approximate their fair value because of the short maturity of these instruments.

Commissions receivable, other receivables and due from affiliates - The carrying amounts of these receivables approximate fair value due to their short-term nature and historical collectibility.

Commissions payable and due to affiliates - The carrying amounts of these payables approximate fair value due to the short-term nature of these obligations.

Revenue Recognition

Commission income on the sale of variable insurance and annuity contracts is recognized upon the effective date of the contract. Commission income on trading transactions and trails is recognized on a trade-date basis.

A. BUSINESS DESCRIPTION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Income Taxes

The Company does not file separate income tax returns; rather, its activity is included in consolidated tax returns filed by EIA. The Company accrues an income tax provision based on its ratable share of consolidated income taxes or benefit as if the Company and EIA filed on a separate-return basis, and the amount of current tax or benefit calculated is recorded as due to/from affiliates and either remitted to or received from EIA. The Company utilizes the liability method of accounting for income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is provided against the future benefit of deferred tax assets if it cannot be determined that it is more likely than not that the future tax benefits associated with the deferred tax asset will be realized. The Company's tax provision consists of its current tax provision, plus any change during the year in deferred tax assets and liabilities (see Note C).

In the event that an uncertain tax position exists in which the Company could incur income taxes, the Company would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by the taxing authorities. Allowances for uncertain tax positions would then be recorded if the Company determined it is probable that a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount can reasonably be estimated. As of December 31, 2016, the Company does not believe it has any uncertain tax positions that would result in the Company having a liability to the taxing authorities. As of December 31, 2016, with few exceptions, the consolidated income tax returns filed by EIA are no longer subject to income tax examinations by U.S. federal taxing authorities for any year before 2013.

Subsequent Events

Management has evaluated subsequent events for recognition and disclosure through February 27, 2017, the date the financial statements were available to be issued.

B. CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's two largest product vendors accounted for approximately 18% and 10% of commission income for the year ended December 31, 2016. The Company's two largest individual accounts receivable balances at December 31, 2016 were from two insurance carriers and represented approximately 41% and 9% of year-end commissions receivable.

At times during the year, the Company's cash balance exceeded amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any loss in such accounts and believes that it is not exposed to any significant credit risk related to its cash balances.

C. INCOME TAXES

The Company's income tax provision for the year ended December 31, 2016 is entirely related to federal income taxes. The Company is subject to the Ohio Commercial Activities Tax ("CAT"), which was immaterial for 2016.

For the year ended December 31, 2016, the Company's total tax provision of approximately $246,000 consisted solely of the current tax expense resulting from the taxable income generated during the year ended December 31, 2016. There were no significant differences between the financial reporting and the tax basis of assets and liabilities. The income tax provision is included in Due to Affiliates at December 31, 2016.

D. RELATED-PARTY TRANSACTIONS

The Company shares office, administrative and occupancy expenses with VFG and three affiliated entities. Substantially all of the Company's operating costs are allocated by VFG for the fiscal year ended December 31, 2016. The allocation is pursuant to the expense-sharing agreement between the Company and VFG. Management periodically reviews and modifies the expense allocation when events and circumstances warrant such modification. Allocations are primarily based on estimated employee time expended on each entity.

VFG rents office space from a company related through common ownership. Total rent expense related to this lease recorded by the Company after allocation from VFG was approximately $288,000 for the year ended December 31, 2016.

At December 31, 2016, Due to Affiliates included amounts due to related companies for commissions received by the Company on behalf of the related companies. In the opinion of management, such amounts are expected to be repaid prior to December 31, 2017.

D. RELATED-PARTY TRANSACTIONS *(Continued)*

At December 31, 2016, Due from Affiliates included amounts due from related companies for commissions received by the related companies on behalf of the Company. In the opinion of management, such amounts are expected to be received prior to December 31, 2017.

One of the Company's customers is an affiliate of an indirect owner of the Company and, therefore, is a related party. This related party accounted for approximately 5% of commission income for the year ended December 31, 2016, and approximately 7% of the commissions receivable balance at December 31, 2016.

E. JOINT VENTURE

On April 19, 2006, the Company entered into an operating agreement with an unrelated entity to form PMIA II, LLC ("PMIA"), which qualifies as a variable-interest entity. The Company owns 51% of PMIA. PMIA was formed as a joint opportunity to market and provide investment products. Even though the Company owns 51% of the entity, the Company is credited or charged with only 30% of the net profits or net losses. Therefore, it was determined that the Company is not the primary beneficiary and does not consolidate the entity into its financial statements. The Company accounts for the joint venture under the equity method of accounting. As of December 31, 2016, total assets and liabilities of PMIA were minimal, and there was minimal activity in the statement of operations.

F. CONTINGENCIES

Legal and Regulatory Matters

The Company, from time to time, is subject to routine litigation and arbitration related to regulatory inquiries and customer complaints in the normal course of business. Although there can be no assurance as to the ultimate disposition of routine litigation, management believes, based upon information available at this time, that the ultimate outcome of these matters will not have a material adverse effect on the operations and financial condition of the Company.

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate the broker-dealer industry, including FINRA, the SEC, and various securities commissions of the states and jurisdictions in which the Company operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. In the event of noncompliance, the Company may be subject to disciplinary action, including fines. Management is not aware of any asserted violations that could result in significant exposure to the Company.

F. CONTINGENCIES *(Continued)*

Clearing Firms

Included in the Company's clearing agreements with its clearing brokers is an indemnification clause. This clause relates to instances where the Company's customers fail to settle securities transactions. In the event this occurs, the Company has indemnified the clearing brokers to the extent of the net loss on the unsettled trade. At December 31, 2016, management of the Company had not been notified by the clearing brokers, nor were they otherwise aware, of any potential losses relating to this indemnification.

G. NET CAPITAL PROVISIONS OF RULE 15c3-1

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with its clearing brokers and has fully disclosed all of its customer accounts to these brokers.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000, or 6 2/3%, of aggregate indebtedness, as defined, under SEC Rule 15c3-1(a)(1). Net capital may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $1,432,426, as computed by this Rule, which was $1,177,989 in excess of its required net capital of $254,437.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2016, the ratio was 2.66 to 1.

SUPPLEMENTAL INFORMATION

ValMark Securities, Inc.

SCHEDULE I - COMPUTATION OF NET CAPITAL
(Under Rule 15c3-1 of the Securities and Exchange Commission)

December 31, 2016

Net capital	
Total shareholder's equity from statement of financial condition	$ 1,887,054
Deductions and/or changes:	
Nonallowable assets:	
Accounts receivable - other	293,279
Other	158,799
Investment in and receivables from affiliates	2,550
	454,628
Net capital	$ 1,432,426
Aggregate indebtedness	$ 3,816,562
Computation of basic net capital requirement of 6 2/3% of aggregate indebtedness	$ 254,437
Minimum required net capital	$ 50,000
Net capital requirement	$ 254,437
Excess net capital	$ 1,177,989
Ratio of aggregate indebtedness to net capital	2.66

Note - No material difference exists between the computation of net capital presented herein and the computation included in the Company's unaudited FOCUS Report.

ValMark Securities, Inc.

REPORT ON APPLYING AGREED-UPON PROCEDURES

Year Ended December 31, 2016

CONTENTS


MSL

MOORE STEPHENS
LOVELACE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors of
ValMark Securities, Inc.
Akron, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by ValMark Securities, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than those specified parties.

Moore Stephens Lovelace, P.A.

MOORE STEPHENS LOVELACE, P.A.
Certified Public Accountants

Orlando, Florida
February 27, 2017

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2228*************************MIXED AADC 220
45463 FINRA DEC
VALMARK SECURITIES, INC.
ATTN: LYNN GOEBEL 130 SPRINGSIDE DR STE 300
AKRON OH 44333

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ELIZABETH KOZENKO 330-5

2. A. General Assessment (item 2e from page 2) $ 5,889.88

   B. Less payment made with SIPC-6 filed (**exclude interest**) (2,590.23)
   07/29/2016
   Date Paid

   C. Less prior overpayment applied ( )

   D. Assessment balance due or (overpayment) 3,299.65

   E. Interest computed on late payment (see instruction E) for______days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $ 3,299.65

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 3,299.65

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VALMARK SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

Elizabeth Kozenko
(Authorized Signature)

Dated the 27TH day of FEBRUARY , 20 17 .

VP ACCOUNTING & FINANCE
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JANUARY 1, 2016
and ending DECEMBER 31, 2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$61,547,400
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	59,052,462
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	138,983
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	59,191,444
2d. SIPC Net Operating Revenues	$2,355,957
2e. General Assessment @ .0025	$5,889.88
	(to page 1, line 2.A.)

ValMark Securities, Inc.

REPORT ON REVIEW OF STATEMENT OF EXEMPTION OF BROKER DEALER

Year Ended December 31, 2016

CONTENTS


MSL

MOORE STEPHENS
LOVELACE, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S
REPORT ON REVIEW OF STATEMENT OF EXEMPTION OF BROKER DEALER**

To the Board of Directors of
ValMark Securities, Inc.
Akron, Ohio

We have reviewed management's statements, included in the accompanying Statement of Exemption to the Customer Protection Rule Under SEC Rule 15c3-3, in which (1) ValMark Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which ValMark Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: 15c3-3(k)(2)(ii), (the "exemption provisions") and (2) ValMark Securities, Inc. stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. ValMark Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ValMark Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moore Stephens Lovelace, P.A.

MOORE STEPHENS LOVELACE, P.A.
Certified Public Accountants

Orlando, Florida
February 27, 2017



ValMark Securities, Inc.
130 Springside Drive
Akron, OH 44333
P 330-576-1234 **TF** 800-765-5201

February 28, 2017

Securities Regulations Department

To Whom It May Concern:

To comply with your state regulations, I have enclosed ValMark Securities, Inc. audited financial statements for the fiscal-year ended December 31, 2016.

Sincerely,

Elizabeth E. Kozenko

Elizabeth E. Kozenko, CPA, MT
Secretary, VP Accounting & Finance
ValMark Securities, Inc.

Enclosures



ValMark Securities, Inc.
130 Springside Drive
Akron, OH 44333
P 330-576-1234 **TF** 800-765-5201

Broker Dealer Statement of Exemption to the Customer Protection Rule Under SEC Rule 15c3-3

ValMark Securities, Inc. claims exemption from SEC Rule 15c3-3 under the provisions of SEC Rule 15c3-3(k)(2)(ii).

ValMark Securities, Inc., an introducing broker-dealer, clears all brokerage transactions with and for customers through Pershing, LLC (clearing broker-dealer). ValMark Securities, Inc. promptly transmits all customer funds and securities to Pershing, LLC, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4.

After testing and extrapolating a sample population of transactions, ValMark Securities, Inc. concludes that they have met the requirements under SEC Rule 15c3-3(k)(2)(ii) including limited relief under Regulatory Notice 15-23 without exception for the year beginning January 1, 2016 and ending December 31, 2016.